    March 28, 2007

VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	MTM Technologies, Inc. Registration Statement 333-140357

Dear Sirs and Madams:

On behalf of our client, MTM Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 to the registration on Form S-3, registration statement no. 333-140357 (the “Registration Statement”).

On March 27, 2007, the Securities and Exchange Commission (the “SEC”) issued the below listed oral comments to the Company in connection with Amendment No.1 to the Registration Statement filed with the SEC on March 13, 2007 (“Amendment No. 1”).

Comment 1:  The Company should include on the cover page of the Prospectus a notation indicating that the Company currently has other effective registration statements pursuant to which the Company’s common stock is currently being traded.

RESPONSE: The Registration Statement has been revised to reflect this comment.

Comment 2: The Company should simplify the cover page of the Prospectus, specifically the first paragraph thereof.

RESPONSE: The Registration Statement has been revised to reflect this Comment.

Comment 3: There is an inconsistency in the number of Series A-5 Preferred Stock listed on page 21 and on page 23 of the Registration Statement.

RESPONSE: Page 21 of the Registration Statement provides that the Company is registering, among other shares, shares of common stock issuable upon conversion of 92,304 shares of the Company’s Series A-5 Preferred Stock. On Page 23, Amendment No.1 provided that the Company was registering shares of common stock issuable upon conversion of 6,912 shares of the Company’s Series A-5 Preferred Stock issued to CVC. This number has been corrected to 172 shares of the Company’s Series A-5 Preferred Stock issued to CVC, with the result that the total number of shares of Series A-5 Preferred Stock referenced on page 23 now equals the correct total of 92,304 shares of the Company’s Series A-5 Preferred Stock.

Kindly direct any comments you may have regarding the Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

    Kind Regards,

    /s/ Tammy Fudem

    Tammy Fudem

cc:  John Kohler
  Ann Gill